Exhibit 99(b)

February 15, 2010

Energen Resources Corp.

605 Richard Arrington Jr Boulevard North

Birmingham, AL 35203-2707

Attention Mr. Henry E. Cash

Gentlemen:

Re:	Reserve Audit

San Juan Basin, New Mexico (Conventional)

North Louisiana and East Texas

In accordance with your request, T. Scott Hickman & Associates, Inc. (TSH&A) has performed an audit of the Proved oil and gas reserves estimated by Energen Resources Corp. (ERC) from conventional formations for certain properties located in the San Juan Basin of New Mexico, north Louisiana and east Texas (herein referred to as “Subject Areas”) in accordance with guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our audit was completed on January 15, 2010.

A reserve audit is the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves and/or reserves information prepared by others and the rendering of an opinion about the methodologies, data and thoroughness of the process that was used, the reserve classification that was assigned and the reserve quantities that were estimated. This letter presents the results of our third party reserve audit based on the guidelines set forth under Section 229.1202(a)(7) and (8) of the SEC regulations. The estimated reserves shown in the following table represent ERC’s estimated net Proved reserves attributable to the leasehold interests in certain properties owned by ERC as of December 31, 2009.

	ERC Net “Subject Areas” Audited Reserves
	Liquid, MBBL	Gas, MMCF	Gas, MMCFE

Effective Date	December 31, 2009

Proved Developed
Producing	12,830.0	187,272.0	264,252.0
Nonproducing	124.7	2,051.1	2,799.2
Behind Pipe	626.5	16,029.6	19,789.1
Proved Undeveloped	3,720.7	48,025.8	70,349.7

TOTAL PROVED	17,301.9	253,378.5	357,190.0

The liquid reserves include crude oil, condensate and natural gas liquids expressed in standard 42 gallon barrels. Gas volumes are expressed in millions of standard cubic feet (MMCF) at contract temperature and pressure bases. Liquid reserves are converted to gas equivalent using a factor of 6 mcf per barrel.

Energen Resources Corp.

February 15, 2010

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Reserve estimations are based on industry-accepted principles of engineering and evaluation that are predicated on established scientific concepts. However, the application of such principles involves extensive judgment and assumptions and is subject to changes in performance data, existing technical knowledge, economic conditions and/or regulatory provisions. Consequently, reserve estimates are inherently uncertain and will normally require some revisions in the future, particularly on new wells with little production history and for reserve categories other than Proved Developed Producing. The restriction of production by mechanical, regulatory or market conditions also introduces uncertainty into reserve estimates and projections.

Since reserves have to be economically recoverable, it is necessary to determine the producing rate below which producing operations are no longer profitable (economic limit). Determining the economic limit requires the application of oil and gas prices and operating cost data. The SEC regulations require the use of a constant price that is the unweighted arithmetic average of the first-day-of-the-month price for the twelve months prior to the reporting date, except where the price is based on a contractual arrangement. ERC’s states that their prices were determined according to the current SEC regulations. The lease./well operating costs used by ERC were the monthly averages for the most recent twelve month available prior to the reporting date. The operating costs included only expenses directly applicable to the lease/well plus general and administrative costs that were appropriate to allocate back to the lease/well. We spot checked operating costs to satisfy ourselves that they were calculated in a proper manner. In the economic calculations operating costs were held constant unless some scheduled change in operations dictated a change.

Because of the inherent uncertainties in determining reserve quantities, the reserves presented in this report are estimates only and should not be construed a exact quantities. The actual volumes of oil and gas recovered could be more or less than the estimate reserves. The reserves reviewed in this audit are to be produced under primary recovery from conventional formation within the Subject Areas. Our audit covered 100 % of ERC’s net Proved oil and gas reserves in the San Juan Basin, east Texas and north Louisiana.

We have accepted without independent verification the accuracy and completeness of the historical production and other data furnished by ERC with respect to ownership interest, oil and gas prices, historical costs of operation and development, and any agreements relating to current and future operations of the properties and sales of production. If, however, in the course of our audit something came to our attention which called into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto.

TSH&A has used all methods and procedures necessary to prepare this report including a detailed review of major properties constituting approximately 70% of the total Proved Developed Producing conventional reserves estimated by ERC in the Subject Areas as of December 31, 2009. A review of the Proved Developed Nonproducing, Proved Developed Behind Pipe and Proved Undeveloped reserves was conducted with ERC’s engineers and geologists. This nonproducing/ undeveloped review covered not only the reserve estimations and development costs, but for the undeveloped locations the certainty that they would be drilled in the near future. Drilling schedules, budgets and ERC’s recent history of drilling proposed locations were investigated. No PUD locations were included in ERC’s December 31, 2009 reported reserves that were not scheduled to be drilled within five years. All of the files and records for the leases/wells in the Subject Areas were available for our use. Performance and available plant accounting data were initially available through September 2009 at the start of our audit. Specific leases/wells performance data were updated as our review progressed.

In general the reserves we reviewed were estimated by decline curve analysis whereby historical performance data (producing rates and pressures) are extrapolated when such data were deemed to

Energen Resources Corp.

February 15, 2010

be definitive. When performance data was not definitive or little or no performance history was available, reserve estimate were based on analogous well performance and occasionally by volumetric methods. Nonproducing and undeveloped reserves estimates were based on analogy and volumetrics.

We are qualified to perform engineering evaluations and do not claim any expertise in accounting or legal matters. As is customary in the profession, no field inspection was made of the properties nor have we verified that all operations are in compliance with state and/or federal conservation, pricing and environmental regulations that may apply. No consideration was given to potential environmental liabilities that may exist. It is our understanding that ERC’s estimates of reserves do not include adjustments for settlement of any potential gas volume and value imbalances which may have resulted from over- or under-production to ERC’s interest. WE have not attempted to identify any interest revisions that might exist.

It is our opinion ERC’s estimate of net Proved reserve quantities in the “Subject Areas” are reasonable and were prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the 2007 Petroleum Resources Management System sponsored by the SPE, WPC, AAPG and SPEE. TSH&A is satisfied that the methods, procedures and data utilized by ERC in the preparation of the reserve estimates are adequate and that ERC’s reserve classifications conform to the SEC reserve definitions contained in 210.4-10(a). We have seen nothing unusual that would cause us to take exception with the estimates, in the aggregate, made by ERC.

In the aggregate the overall proved reserves estimated by ERC in the Subject Areas are reasonable within the audit tolerance guidelines of 10 percent as set forth in the standards pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (SPE audit guidelines). Therefore it is our opinion that reserves set forth in this report fairly reflect the estimated net Proven reserves owned by the ERC in the Subject Areas.

TSH&A has been providing reserve estimation and evaluation services to industry and investment community for 37 years. All of the Company’s engineers are qualified by education, training and experience as Reserves Estimators and Reserves Auditors under the SPE audit guidelines. Each Engineer has at least 25 years of experience as a reserve evaluator. They are all registered engineers and complete a minimum of 15 hours of continuing education annually.

We are independent petroleum engineers with respect to ERC as provided in the SPE audit guidelines. We do not own an interest in any of the audited properties and are not employed on a contingency basis.

This letter is solely for the information of ERC and for the information and assistance of its independent public accountants in connection with their review of, and report upon, the financial statements of ERC. This letter should not be used, circulated, or quoted for any other purpose without the express written consent of the undersigned or except as required by law.

Yours very truly,

T. SCOTT HICKMAN & ASSOCIATES, INC.

/s/ J. Louis Moseley, P.E.